AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

CATALYTIC SOLUTIONS, INC.

a California Corporation

        The undersigned certify that:

1.     They are the President and the Secretary, respectively, of Catalytic Solutions, Inc., a California corporation.

2.     This corporation has determined to authorize additional shares of Common Stock and Preferred Stock and to create a new series of Preferred Stock of this corporation to be designated as Series C Preferred Stock to replace the existing Series C Preferred Stock of this corporation and, in connection therewith, the Articles of Incorporation of this corporation are amended and restated to read as follows:

I

        The name of this corporation is Catalytic Solutions, Inc.

II

        The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

        This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which this corporation is authorized to issue is Ten Million (10,000,000) shares, Seven Million Five Hundred Thousand (7,500,000) shares of which shall be Common Stock (the “Common Stock”) and Two Million Five Hundred Thousand (2,500,000) shares of which shall be Preferred Stock (the “Preferred Stock”), each having no par value. The first series of Preferred Stock shall be designated Series A Preferred Stock and shall consist of One Hundred Thousand (100,000) shares (such series of Preferred Stock being sometimes referred to herein as “Series A Preferred”). The second series of Preferred Stock shall be designated Series B Preferred Stock and shall consist of One Hundred Thirty-Nine Thousand (139,000) shares (such series of Preferred Stock being sometimes referred to herein as “Series B Preferred”). The third series of Preferred Stock shall be designated Series C Preferred Stock and shall consist of One Million, Nine Hundred and Thirty Five Thousand (1,935,000) shares (such series of Preferred Stock being sometimes referred to herein as “Series C Preferred”). The relative rights, preferences, privileges and restrictions granted to or imposed upon the Series A Preferred, Series B Preferred and Series C Preferred are as follows (any reference herein below to “Preferred Stock” shall include Series A Preferred, Series B Preferred, Series C Preferred and all additional series of Preferred Stock which may be designated in the future):

1.     Dividend Rights of Preferred Stock.

1.1 Series C Preferred. The holders of the outstanding Series C Preferred shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, dividends for each share, payable in cash at a rate per annum equal to 8% of $17.75 per share of Series C Preferred (“Accruing Dividends”). To the extent declared, such dividends shall be payable on a monthly basis, to the holders of record as they appear on the register of this corporation for the shares of Series C Preferred five (5) business days prior to such dividend payment date. Accruing Dividends shall be cumulative and shall accrue monthly from the date of issue, without interest, whether or not such dividends have been declared. Accruing Dividends shall be paid upon (a) any Liquidating Event, (b) any conversion of the Series C Preferred into shares of Common Stock in accordance with Section 3 of these Articles, and (c) any redemption of the Series C Preferred in accordance with Section 7 of these Articles.

1.2 Series A Preferred and Series B Preferred. The holders of the outstanding Series A Preferred and Series B Preferred shall be entitled to receive dividends, payable in preference and priority to any payment of any cash dividend on shares of Common Stock or any other class or series of stock ranking junior to the Series A Preferred and Series B Preferred in respect of dividends, when and as declared by the Board of Directors, out of any assets at the time legally available therefor, in an amount not less than any dividends declared on the Common Stock; provided, however, so long as any shares of Series C Preferred are outstanding, no dividend shall be paid on the Series A Preferred, the Series B Preferred or the Common Stock, without the prior consent of the holders of a majority of the Series C Preferred.

2.     Liquidation Preference.

2.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of this corporation or a Change of Control as defined in Section 2.6 hereof (together, a “Liquidating Event”), the holders of shares of Series C Preferred then outstanding shall be entitled to be paid out of the assets of this corporation available for distribution to its shareholders, prior to and in preference over holders of Series A Preferred, Series B Preferred, Common Stock or any other class or series of stock ranking junior to the Series C Preferred Stock, by reason of their ownership thereof, in respect of each share of Series C Preferred outstanding, an amount equal to $35.50 per share, plus all accrued but unpaid dividends and all other declared but unpaid dividends thereon (the “Series C Liquidation Preference”), subject to equitable adjustment for any stock splits, stock dividends or the like. If, upon any such Liquidating Event, the remaining assets of this corporation available for distribution to its holders of Series C Preferred shall be insufficient to pay the holders of shares of Series C Preferred the full amount to which they shall be entitled, the holders of shares of Series C Preferred shall share ratably in any distribution of the remaining assets and funds of this corporation in proportion to the respective amounts which would otherwise be payable in respect of such shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 After payment of the Series C Liquidation Preference, the holders of Series A Preferred and the Series B Preferred then outstanding shall be entitled to be paid out of the assets of this corporation available for distribution to its shareholders, prior to and in preference over holders of Common Stock or any other class or series of stock ranking junior to the Series A Preferred and Series B Preferred, by reason of their ownership thereof, the following: (a) to the holders of Series A Preferred, in respect of each share of Series A Preferred outstanding, an amount equal to $15.00 per share, plus all declared but unpaid dividends thereon (the “Series A Liquidation Preference”) and (b) to the holders of Series B Preferred, in respect of each share of Series B Preferred outstanding, an amount equal to $20.00 per share, plus all declared but unpaid dividends thereon (the “Series B Liquidation Preference”), in each case subject to equitable adjustment for any stock splits, stock dividends or the like. If, upon any such Liquidation Event, the remaining assets of this corporation available for distribution to its holders of Series A Preferred and Series B Preferred shall be insufficient to pay the holders of shares of Series A Preferred and Series B Preferred the full amount to which they shall be entitled, the holders of shares of Series A Preferred and Series B Preferred shall share ratably in any distribution of the remaining assets and funds of this corporation in proportion to the respective amounts which would otherwise be payable in respect of such shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3 After payment of the Series A Liquidation Preference and the Series B Liquidation Preference, the holders of the Common Stock and the holders of the Series C Preferred participating on an as-if-converted basis shall be entitled to share ratably in the remaining assets of the Corporation until the holders of the Series C Preferred have received an aggregate amount (including what was received pursuant to Section 2.1) equal to $44.375 per share in respect of all outstanding shares of Series C Preferred Stock (the “Series C and Common Liquidation Preference”).

2.4 After payment of all preferential amounts required to be paid pursuant to Sections 2.1, 2.2 and 2.3 above, upon a Liquidating Event, all of the remaining assets and funds of this corporation available for distribution to its shareholders shall be distributed to the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

2.5 This corporation shall give each holder of Series A Preferred, Series B Preferred and Series C Preferred written notice of an impending Liquidating Event not later than ten (10) days prior to the date set for the closing of such transaction, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2 and this corporation shall thereafter give such holders prompt notice of any material changes in the terms of the transaction or the information supplied in the first notice. The transaction shall in no event take place sooner than ten (10) days after the corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of 66 2/3% of the shares of each class of Series A Preferred, Series B Preferred and Series C Preferred then outstanding.

2.6 For purposes of this Section, a liquidation, dissolution or winding up of this corporation shall be deemed to include (unless the holders of 66 2/3% of the shares of each class of Series A Preferred, Series B Preferred and Series C Preferred then outstanding, vote otherwise), (a) the merger, consolidation, recapitalization or other reorganization of this corporation into or with another corporation which results in this corporation’s shareholders immediately prior to such transaction not holding (by virtue of such shares or securities issued solely with respect thereto) at least 50% of the voting power of the surviving or continuing entity following such transaction and (b) the sale of all or substantially all of the assets of this corporation (each a “Change of Control”).

3.     Conversion. The holders of the Series A Preferred, Series B Preferred and Series C Preferred shall have conversion rights as follows (the “Conversion Rights”):

3.1 Right to Convert and Automatic Conversion.

3.1.1 (a) Each share of Series A Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, into one (1) fully paid and nonassessable share of Common Stock (the “Series A Conversion Ratio”). Such initial Series A Conversion Ratio shall be subject to adjustment as provided below.

(b)     Each share of Series B Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, into one (1) fully paid and nonassessable share of Common Stock (the “Series B Conversion Ratio”). Such initial Series B Conversion Ratio shall be subject to adjustment as provided below.

(c)     Each share of Series C Preferred shall be convertible, at the option of the holder thereof, at any time and from time to time, into one fully paid and nonassessable share of Common Stock (the “Series C Conversion Factor”). Such initial Series C Conversion Factor shall be subject to adjustment as provided below. Upon any conversion of the Series C Preferred into shares of Common Stock pursuant to this Section 3, this corporation shall pay in cash an amount equal to all accrued but unpaid dividends and all other dividends declared but unpaid on the Series C Preferred.

(i)	If this corporation fails to enter into the agreement referred to in Section 8.12 of the Investment Agreement dated as of November 15, 2001, among this corporation and the Investors named therein (the “Investment Agreement”) by January 31, 2002, the Series C Conversion Factor then in effect, including any adjustment made pursuant to Section 3.4, 3.5 or 3.6 of these Articles, shall be adjusted such that the number of shares of Common Stock that shall be issued in exchange for each share of Series C Preferred shall be multiplied by 1.3.

(ii)	If this corporation fails to book revenues and generate a gross margin for the year ended December 31, 2002 in the amounts set forth in Section 8.13 of the Investment Agreement, the Series C Conversion Factor as in effect, including any adjustments made pursuant to subsection (i) above or Section 3.4, 3.5 or 3.6 of these Articles, shall be adjusted such that the number of shares of Common Stock that shall be issued in exchange for each share of Series C Preferred shall be multiplied by 1.25. For purposes of this subsection (ii), revenues shall be determined by using Generally Accepted Accounting Principles.

(iii)	If this corporation enters into (a) the agreement referred to in Section 8.12 of the Investment Agreement by December 31, 2002 and (b) the agreements set forth in Section 8.14 of the Investment Agreement by December 31, 2002, the Series C Conversion Factor as in effect, including any adjustments made pursuant to subsections (i) and/or (ii) above or Section 3.4, 3.5 or 3.6 of these Articles, shall be adjusted such that the number of shares of Common Stock that shall be issued in exchange for each share of Series C Preferred shall be multiplied by .909.

        As used herein, “Conversion Ratio” shall mean the Series A Conversion Ratio, the Series B Conversion Ratio or the Series C Conversion Factor, as applicable in context.

3.1.2 Each share of Series A Preferred, Series B Preferred and Series C Preferred shall automatically be converted into shares of Common Stock at the then effective Conversion Ratio, immediately upon the closing of the offering pursuant to the corporation’s registration statement on Form S-1 (or any other form equivalent thereto) pursuant to which Common Stock is sold to the public by this corporation (or selling shareholders, if any) in an underwritten initial public offering registered under the Securities Act of 1933, as amended, and realizes, aggregate proceeds of not less than $25,000,000 and a per share offering price of not less than $44.375 (subject to equitable adjustment for any stock splits, combinations, consolidations, recapitalizations, reorganizations, reclassifications, stock distributions, stock dividends, or other similar events with respect to such shares) (a “Public Offering”).

3.2 Fractional Shares. If any fractional interest of shares of Common Stock would, except for the provisions of this section 3.2, be deliverable upon any conversion of shares of Preferred Stock, this corporation, in lieu of delivering the fractional share thereof, will pay an amount to the holder thereof equal to the Market Price of such fractional interest as of the date of conversion. The term “Market Price” of any security means the average of the closing prices of such security’s sales on all securities exchanges on which such security may at the time be listed, or, if there has been no sale on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the closing prices quoted on The Nasdaq Stock Market as of 4:00 P.M., averaged over a period of 21 days consisting of the day as of which Market Price is being determined and the 20 consecutive trading days prior to such day. If at any time such security is not listed on any securities exchange or quoted on The Nasdaq Market, the Market Price will be the fair value thereof, reasonably determined in good faith by the Board of Directors of this corporation.

3.3 Mechanics of Conversion.

3.3.1 In order to convert shares of Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates for shares of Series A Preferred, Series B Preferred or Series C Preferred at the office of the transfer agent (or at the principal office of this corporation if this corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares represented by such certificate or certificates. Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by this corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to this corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The date of a holder’s conversion notice to this corporation pursuant to Section 3.1.1 of this Article III, or the closing of the Public Offering causing automatic conversion pursuant to Section 3.1.2 of this Article III, shall be the conversion date (the “Conversion Date”). This corporation shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder, or to its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled.

3.3.2 This corporation shall at all times during which the Series A Preferred, Series B Preferred or Series C Preferred shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Preferred, Series B Preferred and Series C Preferred, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred, Series B Preferred and Series C Preferred.

3.3.3 Any share of Series A Preferred, Series B Preferred or Series C Preferred which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to any such share, including the rights, if any, to receive dividends and notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holder thereof to receive shares of Common Stock in exchange therefor. Any shares of Series A Preferred, Series B Preferred or Series C Preferred so converted shall be retired and canceled and shall not be reissued, and this corporation may from time to time take such appropriate action as may be necessary to reduce the number of shares of authorized Series A Preferred, Series B Preferred and Series C Preferred accordingly.

3.3.4 If the conversion is pursuant to Subsection 3.1.2 in connection with a Public Offering, the conversion may at the option of any holder tendering Series A Preferred, Series B Preferred or Series C Preferred for conversion be conditioned upon the closing of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock issuable upon such conversion shall not be deemed to have converted such Series A Preferred, Series B Preferred or Series C Preferred until immediately prior to the closing of the sale of securities.

3.4     Adjustments to Series C Conversion Factor for Diluting Issues.

3.4.1	Special Definitions. For purposes of this Section 3.4, the following definitions shall apply:

(a)	“Original Issue Date” shall mean the date on which the first share of Series C Preferred is first issued.

(b)	“Series C Conversion Price” shall mean $17.75 per share of Common Stock, as such price may be adjusted from time to time pursuant to this Section 3.

(c)	“Permitted Issuance” shall mean all shares of Common Stock issued by this corporation after the Original Issue Date issued or issuable:

(1)	in connection with a Public Offering;

(2)	upon conversion of shares of Preferred Stock or other Convertible Securities (as defined below);

(3)	as dividends or distributions on Preferred Stock or Common Stock;

(4)	to banks, equipment financing companies or equipment lessors (not to exceed in the aggregate more than 169,000 shares of Common Stock);

(5)	in connection with strategic alliances, business contracts or similar transactions approved by no less than six-sevenths of this corporation’s Board of Directors to induce such business partner to use, promote or assist this corporation in the development of its products;

(6)	in connection with a business acquisition by this corporation, whether by merger, consolidation, purchase of assets, sale or exchange of stock or otherwise (not to exceed in the aggregate 5% of the then outstanding equity of this corporation without the prior consent of the holders of at least 66 2/3% of the Series C Preferred); or

(7)	to current or prospective officers, directors or employees of or consultants to this corporation or its affiliates, including the issuance or granting of options or rights to purchase Common Stock to such officers, directors, employees or consultants (not to exceed in the aggregate 7% of the then outstanding equity of this corporation without the prior consent of the holders of at least 66 2/3% of the Series C Preferred).

3.4.2 Adjustment of Series C Conversion Factor and Series C Conversion Price. If and whenever, on or after the Original Issue Date, this corporation issues or sells, or in accordance with Section 3.5 is deemed to have issued or sold, other than pursuant to a Permitted Issuance and other than pursuant to an event for which adjustment is made pursuant to Section 3.6, any shares of Common Stock for a consideration per share less than the Series C Conversion Price in effect immediately prior to such issuance or sale, then immediately upon such issuance or sale (i) the Series C Conversion Price shall be reduced to a price equal to the consideration per share of Common Stock in such issuance or sale and (ii) the Series C Conversion Factor shall be increased to equal the amount determined by multiplying the Series C Conversion Factor in effect immediately prior to such issuance or sale by a fraction, the numerator of which is the Series C Conversion Price in effect immediately prior to such issuance or sale and the denominator is the Series C Conversion Price in effect immediately after such issuance or sale (as calculated pursuant to clause (i) above).

3.5 Effect on Series C Conversion Factor and Series C Conversion Price of Certain Events. For purposes of determining the adjusted Series C Conversion Factor and Series C Conversion Price under Section 3.4.2, the following shall be applicable:

(a)	Issuance of Rights or Options. If this corporation in any manner grants any rights or options (other than pursuant to a Permitted Issuance and other than pursuant to an event for which adjustment is made pursuant to Section 3.6) to subscribe for or to purchase Common Stock or any stock or other securities convertible into or exchangeable for Common Stock (including without limitation convertible common stock) (such rights or options being herein called “Options” and such convertible or exchangeable stock or securities being herein called “Convertible Securities”) and the price per share for which Common Stock is issuable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities is less than the Series C Conversion Price in effect immediately prior to the time of the granting or sale of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to be outstanding and to have been issued and sold by this corporation for such price per share. For purposes of this paragraph, the “price per share for which Common Stock is issuable upon exercise of such Options or upon conversion or exchange of such Convertible Securities” is determined by dividing (x) the total amount, if any, received or receivable by this corporation as consideration for the granting of all such Options, plus the minimum aggregate amount of additional consideration payable to this corporation upon the exercise of all such Options, plus in the case of such Options that relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable to this corporation upon the issuance or sale of all such Convertible Securities and the conversion or exchange thereof, by (y) the total maximum number of shares of Common Stock issuable upon exercise of all such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options. No further adjustment of the Series C Conversion Factor and Series C Conversion Price shall be made upon the actual issuance of such Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities.

(b)	Issuance of Convertible Securities. If this corporation in any manner issues or sells any Convertible Securities (other than pursuant to a Permitted Issuance and other than pursuant to an event for which adjustment is made pursuant to Section 3.6) and the price per share for which Common Stock is issuable upon such conversion or exchange is less than the Series C Conversion Price in effect immediately prior to the issuance or sale of such Convertible Securities, then the maximum number of shares of Common Stock issuable upon conversion or exchange of such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by this corporation for such price per share. For the purposes of this paragraph, the “price per share for which Common Stock is issuable upon such conversion or exchange” is determined by dividing (x) the total amount received or receivable by this corporation as consideration for the issuance or sale of all such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to this corporation upon the conversion or exchange thereof, by (y) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities. No further adjustment of the Series C Conversion Factor and Series C Conversion Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities, and, if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustments of the Series C Conversion Factor and Series C Conversion Price have been or are to be made pursuant to other provisions of Section 3.5(a), no further adjustment of the Series C Conversion Factor and Series C Conversion Price shall be made by reason of such issuance or sale.

(c)	Change in Option Price or Series C Conversion Factor. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion or exchange of any Convertible Securities or the rate at which any Convertible Securities are convertible into or exchangeable for Common Stock changes at any time, the Series C Conversion Factor in effect at the time of such change shall be readjusted to the Series C Conversion Factor which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold and the Series C Conversion Price shall be correspondingly readjusted.

(d)	Treatment of Expired Options and Unexercised Convertible Securities. Upon the expiration of any Option or the termination of any right to convert or exchange any Convertible Securities, in either case, without the exercise of such Option or right, the Series C Conversion Factor and Series C Conversion Price then in effect shall be adjusted to the Series C Conversion Factor and Series C Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent not exercised in full and outstanding immediately prior to such expiration or termination, never been issued.

(e)	Calculation of Consideration Received. If any Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the amount paid therefor. In case any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by this corporation shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by this corporation shall be the fair market value thereof as of the date of receipt. In case any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which this corporation is the surviving entity, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or marketable securities shall be determined in good faith by this corporation and approved by either (i) the directors nominated by the holders of Series C Preferred Stock pursuant to Section 4.2 below or (ii) the holders of a majority of the Series C Preferred Stock then outstanding. If such parties are unable to reach agreement within a reasonable period of time, such fair value shall be determined in good faith by an appraiser selected by this corporation and approved by either (i) the directors nominated by the holders of Series C Preferred Stock pursuant to Section 4.2 below or (ii) the holders of a majority of the Series C Preferred Stock then outstanding whose determination shall be final and binding on this corporation and all holders of the Series C Preferred Stock. The fees and expenses of such appraiser shall be paid by this corporation.

(f)	Record Date. If this corporation takes a record of the holders of Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

3.6 Adjustment for Stock Splits, Dividends and Combinations. If this corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock or shall issue a dividend in Common Stock on its outstanding Common Stock, the Conversion Ratio then in effect immediately before that subdivision shall be proportionately increased. If this corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a lesser number of shares of Common Stock, the Conversion Ratio then in effect immediately before the combination shall be proportionately decreased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.7 Adjustments for Other Dividends and Distributions. In the event this corporation at any time or from time to time after the Original Issue Date shall make or issue a dividend or other distribution payable in securities of this corporation other than shares of Common Stock, then and in each such event provision shall be made so that the holders of shares of the Series A Preferred, Series B Preferred and Series C Preferred shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of this corporation that they would have received had their Series A Preferred, Series B Preferred and Series C Preferred been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period, under this paragraph with respect to the rights of the holders of the Series A Preferred, Series B Preferred and Series C Preferred.

3.8 No Impairment. This corporation will not, by amendment of its Amended and Restated Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred, Series B Preferred and Series C Preferred against impairment.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this Section 3, this corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder, if any, of Series A Preferred, Series B Preferred and Series C Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based and shall file a copy of such certificate with its corporate records. This corporation shall, upon the written request at any time of any holder of Series A Preferred, Series B Preferred or Series C Preferred, furnish or cause to be furnished to such holder a similar certificate setting forth (1) such adjustments and readjustments, (2) the Conversion Ratio then in effect and (3) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of such Preferred Stock. Despite such adjustment or readjustment, the form of each certification or all certificates for Series A Preferred, Series B Preferred and Series C Preferred, if the same shall reflect the initial or any subsequent Conversion Ratio, need not be changed in order for the adjustments or readjustments to be valued in accordance with the provisions of these Amended and Restated Articles of Incorporation, which shall control.

3.10 Notice of Record Date. In the event:

(i)	that this corporation declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of this corporation;

(ii)	that this corporation subdivides or combines its outstanding shares of Common Stock;

(iii)	of any reclassification of the Common Stock of this corporation (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of this corporation into or with another corporation, or of the sale of all or substantially all of the assets of this corporation; or

(iv)	of the involuntary or voluntary dissolution, liquidation or winding up of this corporation;

then this corporation shall cause to be filed at its principal office or at the office of the transfer agent for the Series A Preferred, Series B Preferred and Series C Preferred, and shall cause to be mailed to the holders of the Series A Preferred, Series B Preferred and Series C Preferred at their last addresses as shown on the records of this corporation or such transfer agent, at least 10 days prior to the record date specified in (A) below or 20 days before the date specified in (B) below, a notice stating: (A) the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or (B) the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up.

3.11 Payment of Taxes. The corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of Common Stock on conversion of the Series A Preferred, Series B Preferred or Series C Preferred pursuant hereto. This corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of Common Stock in a name other than that in which the Series A Preferred, Series B Preferred or Series C Preferred so converted was registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to this corporation the amount of any such tax payable by this corporation.

4.     Voting Rights.

4.1 Voting Rights Generally. Except as otherwise provided herein or required by law, each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the whole number of shares of Common Stock into which such holder’s shares of Preferred Stock could be converted on the record date for the vote or consent of shareholders, voting together as a single class. Such holders of Preferred Stock shall have voting rights and powers equal to the voting rights and powers of the Common Stock, and shall be entitled to notice of any shareholders’ meeting in accordance with the Bylaws of this corporation and shall vote with holders of the Common Stock upon any matters submitted to a vote of shareholders, except those matters required by law to be submitted to a class vote and except as otherwise provided in Section 7.

4.2 Election of Directors. The number of directors of this corporation shall be set in accordance with this corporation’s Bylaws. For so long as 680,000 shares of Series C Preferred are outstanding, the holders of the Series C Preferred shall be entitled, voting separately as a class, to elect two directors of this corporation at each annual election of directors. All remaining directors of this corporation shall be elected by the holders of Common Stock and the Preferred Stock, voting together as a class. In the case of any vacancy (other than a vacancy caused by removal by vote of the shareholders in accordance with applicable law) in the office of a director occurring among the directors elected by the holders of a class of stock (if any) pursuant to this Section 4.2, the remaining directors so elected by that class may, by affirmative vote of a majority thereof (or the remaining director so elected if there be but one, or if there are no such directors remaining, by the affirmative vote of the holders of a majority of the shares of that class), elect a successor or successors to hold office for the unexpired term of the director or directors whose place or places shall be vacant. Any director who shall have been elected by the holders of a class of stock (if any) or by any directors so elected as provided in the immediately preceding sentence hereof may be removed during the aforesaid term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class of stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders, and any vacancy thereby created may be filled by the holders of that class of stock represented at a meeting or pursuant to written consent.

5.     Series A Pre-Emptive Right.

5.1 Grant. This corporation hereby grants to each holder of shares of Series A Preferred Stock the preemptive right to purchase, on the same terms and conditions and for the same price as the New Securities (as defined below) are issued to other persons by this corporation, that portion of any New Securities which is equal to the product obtained by multiplying (i) the total number of New Securities to be issued by (ii) the quotient obtained by dividing (x) the total number of shares of Series A Preferred Stock held of record by the shareholder by (y) the total number of shares of Common Stock and Preferred Stock of this corporation then outstanding. For purposes of calculating the portion of the New Securities which may be purchased by the holders of shares of Series A Preferred Stock under this Section 5, it shall be assumed that all outstanding shares of Preferred Stock have been converted into Common Stock of this corporation. However, no actual conversion of Series A Preferred Stock to Common Stock shall occur except in accordance with Section 3.

5.2 Notice. This corporation shall give to each holder of shares of Series A Preferred Stock written notice of the proposed sale and issuance of any New Securities, which written notice shall contain the terms of such proposed sale and issuance in reasonable detail. This corporation may deliver such notice to the shareholder either (a) at least 60 days prior to the first date on which such New Securities are proposed to be sold and issued to any third party or (b) not more than thirty (30) days after the date on which this corporation closes the last sale of the New Securities to any third party. If this corporation elects to deliver the notice after its sale of the New Securities to any third party, this corporation shall insure that the agreements with such third parties confirm this corporation’s right to sell the New Securities to the holders of shares of Series A Preferred Stock under this Section 5 and to sell such New Securities to such holders free of any preemptive rights of such parties. Each shareholder shall have the right to exercise the right granted under this Section 5 by giving written notice thereof to this corporation within 20 days after this corporation’s delivery of the notice, specifying the amount of New Securities which the shareholder desires to purchase. In the event the shareholder does not give notice of exercise within such 20-day period, this corporation may sell and issue the New Securities without regard to the shareholder’s rights under this Section 5; provided that the failure of the shareholder to exercise the right to purchase with respect to any particular sale and issuance of New Securities shall not affect the shareholder’s right to purchase New Securities in any subsequent sale and issuance by this corporation.

5.3 New Securities. The term “New Securities” as used in this Section 5 means any shares of Common Stock or any rights, options, warrants or other securities exercisable or exchangeable for or convertible into shares of Common Stock which this corporation intends to offer, sell or issue after the date of first issuance of any shares of Series A Preferred Stock, except for such securities which are:

(a)	exchanged for the securities of another corporation or other business entity as a result of a merger or consolidation whereby this corporation or any wholly-owned subsidiary of this corporation is the surviving corporation;

(b)	issued to another corporation or other business entity in exchange for all or substantially all of the assets of such corporation or entity;

(c)	issued to the shareholders of another corporation or the equity participants in another business entity in exchange for eighty percent (80%) or more of the outstanding equity securities of such corporation or entity;

(d)	securities representing or convertible into or exercisable for shares of Common Stock issued to fulfill any obligation of this corporation under any existing or future stock option, warrant or bonus or other incentive arrangement or plan for the benefit of the employees, consultants or directors of this corporation implemented for the purpose of inducing them to join, remain with or assist this corporation or its Board of Directors or any securities issued in satisfaction of such obligations;

(e)	shares subject to the Corporation’s sale and issuance of any shares of capital stock or other securities in an underwritten initial public offering registered under the Securities Act of 1933, as amended, and realizes aggregate proceeds of not less than $25,000,000;

(f)	warrants and options to purchase shares of Common Stock of this corporation issued in connection with any transaction the principal purposes of which is (i) the borrowing of funds in exchange for its issuance of non-convertible promissory notes or similar instruments, (ii) the leasing of equipment or acquisition of equipment, goods or services, or (iii) any other financing transaction in which this corporation does not issue any securities, other than such warrants and options, which are exchangeable for or convertible into equity securities; or

(g)	issued upon the exercise of any conversion, warrant or option rights whether presently or hereafter outstanding.

        This corporation may impose any conditions on any sale and issuance of New Securities to which the right granted by Section 5.1 above applies which this corporation reasonably believes are necessary to assure compliance with applicable federal and state securities laws, including, without limitation, requiring that all purchasers and offerees of the New Securities be “accredited investors” (as defined in Regulation D promulgated under the Securities Act).

5.4 Limitation. Notwithstanding anything in these Articles of Incorporation to the contrary, no holder of shares of Series A Preferred Stock shall have a preemptive right to participate in any sale and issuance of any New Securities by this corporation if: (a) this corporation’s sale and issuance of the New Securities to the shareholder would not comply with all applicable federal and state securities laws, other than as a result of a voluntary act by this corporation which can be brought into compliance without undue expense to this corporation; or (b) the shareholder fails to comply with any terms and conditions of its participation which are reasonably imposed by this corporation and which apply generally to all persons participating in the sale and issuance of such New Securities.

5.5 Termination. The pre-emptive right granted under this Section 5 shall terminate on the effective date of the first to occur of the following:

(a)	the effective date of any offering by this corporation of its equity securities to the public pursuant to an effective registration statement under the Securities Act in which the aggregate price paid by the public for the shares shall be at least Twenty-Five Million Dollars ($25,000,000); provided that such an offering shall not include an offering of this corporation’s equity securities made in connection with a business acquisition or combination or an employee benefit plan;

(b)	the closing of the sale of all or substantially all of the assets and business of this corporation in substantially a single transaction; provided that the transfer of all or any part of the assets of this corporation to another corporation in which this corporation owns, immediately after such transfer, eighty percent (80%) or more of the outstanding voting securities of such other corporation shall not be considered a transaction described in this clause (b);

(c)	the consummation of the merger or consolidation of this corporation with and into another corporation or another reorganization transaction as a result of which this corporation is not the surviving corporation; provided that the merger or consolidation of this corporation with or into another corporation primarily for purposes of the re-domiciling of this corporation in another state and immediately after which the shareholders of this corporation own eighty percent (80%) or more of the outstanding voting securities of the surviving corporation shall not be considered a transaction described in this clause (c); and

(d)	the acquisition of any voting securities of this corporation by any person (as that term is used for purposes of Section 13(d) or Section 14(d) of the Exchange Act), immediately after which such person has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of the combined voting power of this corporation’s then outstanding voting securities.

6.	Protective Provisions.

6.1 Except as otherwise required by law, this corporation shall not, without the vote or written consent by the holders of at least a majority of the outstanding shares of any series of Preferred Stock, take any action that alters or changes the rights, preferences or privileges of such series of Preferred Stock or increases the authorized number of shares of such series of Preferred Stock.

6.2 Except as otherwise required by law, so long as 680,000 shares of Series C Preferred are outstanding, subject to equitable adjustment for any stock splits, stock dividends or the like, this corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Series C Preferred, do any of the following:

(a)	redeem or repurchase any outstanding shares of Common Stock or Preferred Stock, or securities convertible or exchangeable into, or exercisable for, Common Stock or Preferred Stock, other than (i) pursuant to agreements between this corporation and any of its employees providing this corporation with the right of such repurchase at original cost upon any termination of employment or (ii) the redemption of the Series C Preferred pursuant to Section 7 of this Article III.

(b)	authorize, create or issue any new or existing shares of any class or classes or series of capital stock having any preference or priority as to dividends or amounts distributable upon dissolution, liquidation or winding up of this corporation superior to or on a parity with any such preference or priority of the Series C Preferred, or authorize or issue any shares of stock of any class or any bonds, debentures, notes or other obligations convertible into or exercisable or exchangeable for, or having option rights to purchase, any shares of stock of this corporation having any preference or priority as to dividends or amounts distributable upon dissolution, liquidation or winding up of this corporation superior to or on a parity with any such preference or priority of the Series C Preferred;

(c)	reclassify any Common Stock into shares having any preference or priority as to dividends or amounts distributable upon dissolution, liquidation or winding up of this corporation superior to or on a parity with any such preference or priority of the Preferred Stock;

(d)	amend or repeal any provision of, or add any provision to, this corporation’s Amended and Restated Articles of Incorporation or Bylaws;

(e)	effect any Liquidating Event or Change of Control;

(f)	dissolve or liquidate this corporation pursuant to Section 7 of the Bankruptcy Code;

(g)	increase or decrease the authorized number of directors constituting the Board of Directors or changing the requirements for a director; or

(h)	declare a dividend or extraordinary dividend with regard to any security.

7.	Redemption.

7.1 Redemption Rights Generally. On July 31, 2005 (the “First Redemption Date”), upon the consent of the holders of 66 2/3% of the then outstanding Series C Preferred (the “Requesting Investors”), this corporation shall redeem, in the manner and with the effect provided in Sections 7.2 through 7.4, (i) 33 1/3% of the shares of the Series C Preferred which shall then be outstanding; (ii) on July 31, 2006 (the “Second Redemption Date”), 50% of the shares of the Series C Preferred which shall then be outstanding; and (iii) on July 31, 2007 (the “Third Redemption Date”), 100% of the shares of the Series C Preferred which shall then be outstanding. Each of the First Redemption Date, the Second Redemption Date and the Third Redemption Date is hereinafter referred to as the “Redemption Date”.

7.2 Redemption Price. The Series C Preferred to be redeemed on the Redemption Date shall be redeemed by paying for each share (the “Redemption Price”) the sum of (a) $17.75 and (b) an amount equal to all dividends accrued but unpaid thereon up to the Redemption Date and all other dividends declared but unpaid thereon.

7.3 Redemption Procedures. Not less than 60 days before the First Redemption Date, the Requesting Investors shall give written notice to this corporation of their desire for this corporation to redeem the Series C Preferred. Not less than 30 days before the Redemption Date, written notice shall be made to the holders of record of the Series C Preferred Stock to be redeemed, specifying the number of shares to be redeemed, the Redemption Price and the place and date of such redemption, which date shall not be a day on which banks in California are required or authorized to close. If such notice of redemption shall have been duly given and if on or before such Redemption Date the funds necessary for redemption shall have been set aside so as to be and continue to be available therefor, then notwithstanding that any certificate for shares of Series C Preferred to be redeemed shall not have been surrendered for cancellation, after the close of business on such Redemption Date, the shares so called for redemption shall no longer be deemed outstanding, the dividends thereon shall cease to accrue, and all rights with respect to such shares shall forthwith after the close of business on the Redemption Date, cease, except only the right of the holders thereof to receive, upon presentation of the certificate representing shares so called for redemption, the Redemption Price therefor, without interest thereon.

In the case of the redemption, for any reason, of only a part of the outstanding shares of the Series C Preferred Stock on a Redemption Date, all shares of Series C Preferred Stock to be redeemed shall be selected pro rata, and there shall be so redeemed from each registered holder, that proportion of all the shares to be redeemed which the number of shares held of record by such holder bears to the total number of Series C Preferred Stock at the time outstanding.

7.4 Redeemed Shares to be Retired. Any shares of Series C Preferred redeemed pursuant to this Section 6 shall be permanently retired and shall not under any circumstances be reissued; and this corporation may from time to time take such appropriate corporate action as may be necessary to reduce the number of authorized shares of Series C Preferred accordingly.

8.     Notices. Any notice required by the provisions of these Amended and Restated Articles of Incorporation, except as otherwise specifically provided herein, to be given to the holders of shares of Series A Preferred, Series B Preferred or Series C Preferred shall be in writing and may be delivered by personal service or sent by telecopier, e-mail, telegraph or cable or sent by first class mail, return receipt requested, with postage thereon fully prepaid. All such communications shall be addressed to each holder of record at its address appearing on the books of this corporation. If sent by telecopier, e-mail, telegraph or cable, a confirming copy of such notice shall be contemporaneously sent by mail (in the manner provided above) to the holders. Service of any such communication made only by mail shall be deemed complete on the date of actual delivery as shown by the addressee’s delivery receipt or at the expiration of the third (3rd) business day after the date of mailing, whichever is earlier in time.

IV

        The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

V

        This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

3.     The foregoing amendment and restatement of these Articles of Incorporation has been duly approved by the Board of Directors.

4.     The foregoing amendment and restatement of these Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of this corporation is 1,162,487 shares of Common Stock, 100,000 shares of Series A Preferred Stock, 139,000 shares of Series B Preferred Stock and zero shares of Series C Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was (a) more than 50% of the outstanding shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock voting together, (b) more than 50% of the outstanding shares of Common Stock voting as a class and (c) more than 50% of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock voting together as a class.

(Remainder of Page Intentionally Left Blank)

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: November __, 2001

Daniel P. McGuire, President

Stephen J. Golden, Secretary